AllianceBernstein Growth & Income Fund, Inc.

Exhibit 77K

At a meeting of the Audit Committee of the Registrant held on May 2, 2006, the Audit Committee unanimously determined to dismiss PricewaterhouseCoopers LLP (PwC) as independent accountants to audit the Registrants financial statements for the fiscal year ending October 31, 2006 . PwCs report on the Registrants financial statements for each of the Registrants past two years did not include any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting
principles.   During the Registrants two most recent fiscal years
and any subsequent period through May 2, 2006 , there were no disagreements or events of the type required to be reported in PwCs opinions pursuant to paragraph (iv) or (v) of Item 304(a)(1) of Regulation S-K. The Registrant requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above comments. A copy of such letter, dated June 28, 2006, is filed as Exhibit A to this Item 77K. On June 14, 2006, KPMG
LLP (KPMG) was selected as the Funds independent registered public accounting firm for the 2006 fiscal year.